9/18

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO United Heavy Machinery

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

FILE NO. 82- 5063 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 9/20/02

Consolidated Financial Statements

OAO United Heavy Machinery (Uralmash-Izhora Group)

Years ended December 31, 2000 and 1999
with Report of Independent Auditors

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Financial Statements

Years ended December 31, 2000 and 1999

Contents

Report of Independent Auditors 1

Consolidated Financial Statements

Consolidated Balance Sheets 3
Consolidated Statements of Operations 4
Consolidated Statements of Changes in Shareholders' Deficiency 5
Consolidated Statements of Cash Flows 6
Notes to Consolidated Financial Statements 8

ERNST & YOUNG

■ Ernst & Young (CIS) Limited
Podsosensky Pereulok 20/12
Moscow 103062 Russia
Phone: 7 (095) 705 92 92
Fax: 7 (095) 705 92 93

■ Эрнст энд Янг (СНГ) Лимитед
Россия, 103062 Москва
Подсосенский переулок, 20/12
Телефон: 7 (095) 705 92 92
Факс: 7 (095) 705 92 93
ОКПО 40128555

Report of Independent Auditors

The Board of Directors
OAO United Heavy Machinery (Uralmash-Izhora Group)

We have audited the accompanying consolidated balance sheets of OAO United Heavy Machinery (Uralmash-Izhora Group) and subsidiaries (collectively referred to as the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' deficiency, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO United Heavy Machinery (Uralmash-Izhora Group) and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Without qualifying our opinion, we draw attention to Note 2 to the consolidated financial statements which discusses the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the consolidated financial statements, net loss was incurred for the year ended December 31, 1999 amounting to $132,045,000, resulting in the Company reflecting an accumulated deficit as of December 31, 2000 of $152,619,000. Note 2 describes additional factors as well as the Company management's view on mitigating circumstances surrounding the ability of the Company to continue as a going concern. However, there remains substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

Ernst & Young (CIS) Limited

April 28, 2001,
except for Note 21, as to which the date is
May 28, 2001

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Balance Sheets

(In Thousands of US Dollars)

	December 31, 2000	December 31, 1999
Assets		
Current assets:		
Cash	$ **9,324**	$ 434
Short-term investments *(Note 6)*	**53,366**	7,081
Trade accounts receivable, net *(Note 7)*	**36,012**	30,058
Due from related parties *(Note 8)*	**13,361**	1,481
Inventories, net *(Note 9)*	**133,922**	80,643
Taxes receivable	**19,504**	12,511
Prepaid expenses and advances to suppliers	**29,843**	20,416
Other current assets	**6,481**	3,321
Total current assets	**301,813**	155,945
Plant and equipment *(Note 10)*	**176,947**	178,820
Long-term investments *(Note 11)*	**8,488**	11,391
Due from related parties, long-term *(Note 8)*	**18,458**	–
Total assets	**$ 505,706**	$ 346,156
Liabilities and Shareholders' Deficiency		
Current liabilities:		
Trade accounts payable and accruals	$ **44,484**	$ 36,568
Deferred revenues *(Note 12)*	**156,517**	77,758
Payroll and related obligations	**31,103**	41,702
Deferred taxes *(Note 13)*	**2,938**	1,943
Taxes payable *(Note 14)*	**52,238**	51,312
Due to related parties *(Note 8)*	**13,149**	431
Short-term borrowings *(Note 15)*	**11,918**	5,079
Current portion of long-term debt *(Notes 16 and 17)*	**4,586**	4,016
Other payables	**4,717**	6,356
Total current liabilities	**321,650**	225,165
Dividends payable	**500**	310
Deferred taxes, non-current *(Note 13)*	**395**	–
Taxes payable, long-term *(Note 14)*	**24,968**	7,480
Deferred revenue, long-term *(Note 16)*	**24,310**	12,885
Trade accounts payable, long-term *(Note 16)*	**3,555**	10,823
Long-term debt *(Note 17)*	**1,407**	2,426
Total liabilities	**376,785**	259,089
Commitments and contingencies *(Notes 22 and 23)*		
Minority interest *(Notes 3 and 18)*	**207,066**	165,551
Shareholders' deficiency *(Note 19)*:		
Common stock (0.1 ruble par value per share), 65,350,000 as of December 31, 2000 (1999 - 36,250,000) shares authorized, 35,350,000 shares issued and outstanding as of December 31, 2000 and 1999	**582**	582
Cumulative preferred stock (0.1 ruble par value per share), 2,750,000 shares authorized, issued and outstanding as of December 31, 2000 and 1999	**48**	48
Additional paid-in capital	**73,844**	73,844
Accumulated deficit	**(152,619)**	(152,958)
Total shareholders' deficiency	**(78,145)**	(78,484)
Total liabilities and shareholders' deficiency	**$ 505,706**	$ 346,156

See Report of Independent Auditors and accompanying notes.

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Statements of Operations
(In Thousands of US Dollars, except for per share data)

	Year ended December 31, 2000	1999
Sales	**$ 241,024**	$ 93,829
Cost of sales	**221,042**	109,629
Gross margin	**19,982**	(15,800)
Selling, general and administrative expenses	**45,906**	19,546
Provision for doubtful accounts receivable	**3,234**	8,096
Provision for obsolete inventory	**11**	12,705
Provision for investments	**–**	1,896
Provision for tax penalties *(Note 22)*	**7,999**	12,735
Provision for obsolete equipment under construction	**2,615**	–
Impairment loss *(Note 3)*	**–**	72,134
Loss from operations	**(39,783)**	(142,912)
Other income (expense)		
Interest income	**1,428**	–
Interest expense	**(1,339)**	(375)
Investment loss *(Note 3)*	**(1,834)**	(10,148)
Amortization of goodwill *(Notes 3 and 4)*	**–**	(8,031)
Gain on sale of Mill 5000 *(Note 20)*	**14,656**	–
Gain on release from tax penalties *(Note 21)*	**14,952**	–
Other non-operating gain (loss)	**2,677**	(11,249)
Foreign exchange gain *(Note 3)*	**14,343**	21,299
Income (loss) before income taxes and minority interest	**5,100**	(151,416)
Income tax (expense) benefit *(Note 13)*	**(3,527)**	338
Income (loss) before minority interest	**1,573**	(151,078)
Minority interest in net income (losses) of subsidiaries	**(1,234)**	19,033
Net income (loss)	**$ 339**	$ (132,045)
Basic and diluted net income (loss) per share	**$ 0.00**	$ (3.74)
Average shares of common stock outstanding	**35,350,000**	35,350,000

See Report of Independent Auditors and accompanying notes.

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Statements of Changes in Shareholders' Deficiency

(In Thousands of US Dollars, except per share data)

	Common stock		Cumulative preferred stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	paid-in capital	Deficit	Total
Balances at January 1, 1998	35,350,000	$ 582	2,750,000	$ 48	$ 73,844	$ (20,913)	$ 53,561
Net loss	–	–	–	–	–	(132,045)	(132,045)
Balances at December 31, 1999	35,350,000	$ 582	2,750,000	$ 48	$ 73,844	$ (152,958)	$ (78,484)
Net income	–	$ –	–	$ –	$ –	$ 339	$ 339
Balances at December 31, 2000	**35,350,000**	**$ 582**	**2,750,000**	**$ 48**	**$ 73,844**	**$ (152,619)**	**$ (78,145)**

See Report of Independent Auditors and accompanying notes.

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Statements of Cash Flows

(In Thousands of US Dollars)

	Year ended December 31, 2000	1999
Net income (loss)	**$ 339**	$ (132,045)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation of plant and equipment	**20,602**	16,725
Amortization of goodwill	**–**	8,031
Foreign exchange gain	**(14,343)**	(21,299)
Deferred tax expense (benefit)	**1,390**	(1,254)
Provision for doubtful accounts receivable	**3,234**	8,096
Provision for obsolete inventory	**11**	12,705
Provision for obsolete equipment under construction	**2,615**	–
Provision for investments	**–**	1,896
Provision for tax penalties	**7,999**	12,735
Loss on sales of plant and equipment	**–**	2,693
Write-off of taxes receivable	**–**	2,777
Interest income not received	**(1,131)**	–
Investment loss	**1,834**	10,148
Impairment loss	**–**	72,134
Minority interest	**1,234**	(19,033)
Gain on sale of Mill 5000	**(14,656)**	–
Gain on release from tax penalties	**(14,952)**	–
Gain on sale of short-term investments and other assets	**(4,713)**	–
Changes in assets and liabilities, net of effects from purchase of Krasnoe Sormovo in 2000 and Izhorskiye Zavody in 1999:		
Trade accounts receivable	**(9,561)**	(5,478)
Inventories	**(37,189)**	14,861
Taxes receivable	**(3,387)**	(4,388)
Prepaid expenses and advances to suppliers	**(11,222)**	(3,472)
Other current assets	**(2,823)**	2,793
Trade accounts payable and accruals	**8,310**	9,367
Deferred revenues	**60,964**	36,451
Payroll and related obligations	**(10,599)**	(5,964)
Taxes payable	**31,883**	(15,745)
Due to related parties	**13,242**	–
Other payables	**(1,261)**	2,791
Net cash provided by operating activities	**$ 27,820**	$ 5,525

Consolidated Statements of Cash Flows (continued)

(In Thousands of US Dollars)

	Year ended December 31, 2000	1999
Cash Flows from Investing Activities		
Acquisition of Izhorskiye Zavody *(Note 5)*	–	172
Acquisition of Krasnoe Sormovo *(Note 5)*	**(1,211)**	–
Net purchases of short-term investments	**(16,314)**	(1,640)
Purchase of plant and equipment	**(9,933)**	(8,168)
Acquisition of other assets	–	(743)
Proceeds from sale of Mill 5000	**19,930**	–
Proceeds from sale of other assets	**1,123**	2,013
Purchase of long-term investments	**(11,517)**	–
Proceeds from long-term investments	**1,043**	–
Loans to related parties	**(19,818)**	–
Net cash used in investing activities	**(36,697)**	(8,366)
Cash Flows from Financing Activities		
Net proceeds from short-term borrowings	**18,128**	3,102
(Repayment) borrowings of long-term debt	**(211)**	28
Dividends paid	**(2)**	–
Net cash provided by financing activities	**17,915**	3,130
Effect of exchange rate changes on cash and cash equivalents	**(148)**	(101)
Net increase in cash and cash equivalents	**8,890**	188
Cash and cash equivalents at beginning of year	**434**	246
Cash and cash equivalents at end of year	**$ 9,324**	$ 434
Supplementary cash flow information:		
Interest paid	**$ 14**	$ 33
Income taxes paid	**1,698**	2,054

See Report of Independent Auditors and accompanying notes.

(In thousands of US Dollars, unless otherwise stated)

1. Description of Business

OAO United Heavy Machinery (Uralmash-Izhora Group) (the "Holding"), formerly OAO Uralmash-Zavody, is incorporated in Ekaterinburg, in the Sverdlovsk Region of the Russian Federation, and is a holding company with significant investments in four entities: Open Joint Stock Company "The Ural Heavy Machine Building Plant" ("Uralmash"), a manufacturer of heavy machinery, including mills and mill equipment, on-shore and off-shore drilling equipment, and quarry shovels; Open Joint Stock Company "Izhorskiye Zavody" ("Izhorskiye Zavody"), a manufacturer of heavy engineering machine-building and metallurgical products and equipment for nuclear power plants; Open Joint Stock Company "Welded and Machine Building Structure Plant" ("ZSMK"), a manufacturer of electrical line pilings, drilling equipment, steel sheeting, and custom metal construction; and Open Joint Stock Company "The Krasnoe Sormovo Plant" ("Krasnoe Sormovo"), a manufacturer of tankers and lighter vessels for shipping companies. The consolidated financial statements include the accounts of the Holding, Uralmash, Izhorskiye Zavody, ZSMK, Krasnoe Sormovo and certain other minor entities (collectively referred to as "the Company").

Formed in 1933, Uralmash, a Russian legal entity incorporated in Ekaterinburg, was instrumental in the industrialization of the Soviet Union, particularly in the mining and metallurgical industries. During World War II, Uralmash changed its focus to the manufacture of military tanks and destroyers, converting back to the production of heavy machinery following the war. In December 1992, Uralmash was registered as an open joint stock company, in accordance with the laws of the Russian Federation, allowing the public trade of Uralmash shares.

Izhorskiye Zavody, a Russian legal entity incorporated in St. Petersburg, is one of the oldest plants in Russia. It was founded in the beginning of the 18th century. Izhorskiye Zavody was formerly a state owned production association. In 1992 Izhorskiye Zavody was re-organized into open joint stock company.

ZSMK, a Russian legal entity incorporated in the Sverdlovsk region, was founded in 1980 and was formerly a state owned production association. Then, ZSMK was re-organized into open joint stock company.

Krasnoe Sormovo, a Russian legal entity incorporated in Nizhniy Novgorod, was founded in 1849 and was formerly a state owned production association specializing in the manufacture of military vessels and submarines. In 1994, Krasnoe Sormovo was re-organized into open joint stock company and switched its facilities to the manufacture of the non-military fleet.

The Holding was incorporated in 1996 and acquired its ownership shares in Uralmash and ZSMK during the year 1997 through stock swaps with the previous shareholders of the two entities: five shares of Holding stock were offered for every share of Uralmash stock; and ten shares of Holding stock were offered for every share of ZSMK stock. At December 31, 2000, the Holding held 69.16% of the outstanding total stock of Uralmash, and 73.62% of the outstanding total stock of ZSMK.

1. Description of Business (continued)

In 1998 the Holding acquired 46.53% of the Izhorskiye Zavody shares for cash and issuance of shares: all shareholders of Izhorskiye Zavody received nine of the Holding's shares of common stock for each common share of Izhorskiye Zavody and two of the Holding's shares of common stock for each privileged share of Izhorskiye Zavody. Further in 1999 the Holding acquired additional 20.65% of interest in Izhorskiye Zavody for cash (see Note 4).

In 1998 the Holding acquired 18.68% of the Krasnoe Sormovo shares for cash. Further in 2000 the Holding acquired additional 31.32% of the shares in Krasnoe Sormovo for cash and through the exchange of Pnevmostroimachina shares (see Note 4).

The Company is making ongoing efforts to expand its market presence and modernize its facilities through a series of acquisitions with Russian and foreign entities in similar industries and joint ventures with western counterparts.

The Company is one the biggest manufacturers of heavy engineering products in Russia. The Company's main customers are Russia's largest oil and gas companies and metallurgical plants. Approximately 20% of its revenues for the year ended December 31, 2000 came from export sales, mostly sales of nuclear power plant equipment to Asia-based nuclear power stations and sales of mining equipment to the countries of the Commonwealth of Independent States. During 2000, the Company expanded its customers base in the Asia region (China, Iran, Mongolia). The Company employed 34,341 people at the end of 2000.

2. Financial Position

The accompanying consolidated statements of operations reflect a net loss for the year ended December 31, 1999 amounting to $132,045, resulting in the Company reflecting an accumulated deficit as of December 31, 2000 of $152,619. As of that date, the Company's current liabilities amounted to $321,650 and exceeded current assets by $19,837. Management believes this situation is primarily a result of the financial crisis which developed in Russia in August 1998.

The above factors raise substantial doubt as to the Company's ability to continue its operations as a going concern. The accompanying consolidated balance sheets do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Management of the Company believes that the Company has sufficient financial resources to maintain current operations. Management also believes that the current market situation in Russia and projected future business development of the Company will allow management to improve the financial position of the Company. According to management, the devaluation of the national currency had a positive impact on the Company's position. Prices of the Company's products became more competitive compared to its main overseas competitors.

2. Financial Position (continued)

In addition, the need for development of production facilities and modernization of existing equipment by Russian oil companies and power plants has attributed to a higher demand for drilling equipment and equipment for nuclear power plants. This resulted in an increase in a number of long-term contracts and increased export sales. The following significant contracts were concluded in 1999 and 2000: a 5 -year contract for construction of two reactors at the Liang Yung Gang (China) nuclear power station with a contract value of $84 million, contracts with OAO Magnitogorsk Iron Works to supply two continuous casting units and equipment for rolled sheet production with a total value of $55 million valid through the year 2002, a 2-year contract with OAO Surgutneftegaz to supply drilling equipment totaling approximately $53 million, a contract with OAO Oil Company Rosneft to supply 9 drilling rigs with an estimated contract value of $30 million in February-April 2001, two contracts with OAO Sibneft to supply 3 and 4 drilling rigs totaling approximately $12 million and $16 million by April 2001 and December 2001, respectively.

The Company developed actions which resulted in the decrease of non-monetary transactions and an increase in cash transactions. In 1999 and 2000 management of the Company has undertaken major efforts to restructure its liabilities to state and local budgets and suppliers. In 1999, the Company signed an agreement with the St. Petersburg local authorities for offsetting a portion of its tax liability in the amount of $2.6 million by transferring social sphere objects to the local authorities. In March 2000, Izhorskiye Zavody restructured its liability to the state budget of $8 million through 2010. In September 2000, Uralmash restructured its liability to the state budget of $20 million and to the local budget of $0.5 million through 2010. (Note 14). In 1999 restructuring agreements were also signed with major suppliers such as Lentransgas, Vodocanal St. Petersburg, Mezhregiongas, and Lenpromgas for the total amount of $17 million, valid until the year 2003 (Note 16).

3. Significant Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of consolidation and presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3. Significant Accounting Policies (continued)

Basis of consolidation and presentation (continued)

Significant intercompany balances and transactions have been eliminated in the consolidation. The following subsidiaries have been included in the Company's consolidated financial statements as of December 31, 2000:

Name	Principal activities	Country of incorporation	Stake held by the Holding or its subsidiaries
Uralmash	Production of heavy machinery	Russia	69.16%
Izhorskiye Zavody	Production of heavy engineering machinery, equipment for nuclear power plants	Russia	68.97%
ZSMK	Production of electrical line pilings, drilling equipment, steel sheeting, and custom metal construction.	Russia	73.62%
Krasnoe Sormovo	Shipbuilding	Russia	50.001%
ZAO "Uralmash-Tovary"	Production of consumer goods	Russia	100% owned by Uralmash
ZAO "UMZ-Engineering"	Engineering services and sales of products manufactured by Uralmash	Russia	100%
ZAO "UMZ-Trading Company"	Sales of products manufactured by Uralmash	Russia	100%
ZAO "Uralmash-Service"	Engineering services and sales of products manufactured by Uralmash	Russia	100%
OOO "Leasing of Machinery and Equipment"	Lease of machinery and equipment to Uralmash	Russia	100%
OAO "Leasing-center-invest"	Lease of machinery and equipment to Uralmash and related parties	Russia	100%
ZAO "Trading Company – Izhorskiye Zavody"	Sales of products manufactured by Izhorskiye Zavody and purchases of supplies for Izhorskiye Zavody	Russia	100%
ZAO "KomplektAtomIzhora"	Engineering and installation services	Russia	80% owned by Izhorskiye Zavody

For majority-owned subsidiaries that incur losses, it is the Company's policy to recognize 100% of the losses, after first reducing the related minority interests' balances to zero. Further, when a majority-owned subsidiary becomes profitable, the Company will recognize 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, the Company will recognize profits in accordance with the underlying ownership percentage.

3. Significant Accounting Policies (continued)

Basis of consolidation and presentation (continued)

Although the significant subsidiaries have control over other companies, the investment in those other companies have been carried at the lower of cost or market value, due to their insignificant net assets and earnings. The inclusion of the results and net assets of these companies would be immaterial to the Company.

The Holding and its subsidiaries maintain their accounting records and prepare their financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The financial statements used in preparing the accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia in that they reflect certain adjustments, not recorded in the respective accounting books, which are appropriate to present the financial position, results of operations, and cash flows in accordance with US GAAP.

The principal adjustments are related to the reserve for doubtful debts and inventory obsolescence, timing of expense recognition, deferred income taxes, foreign currency translation, depreciation and valuation of fixed assets, purchase accounting, impairment of assets, and elimination of intercompany balances and transactions.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue operations in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would have been necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Foreign Currency Translation

The accompanying financial statements have been prepared in US dollars. Transactions and balances not already measured in US dollars (primarily Russian rubles) have been remeasured into US dollars in accordance with the relevant provisions of US Financial Accounting Standard ("FAS") No. 52, "Foreign Currency Translation" as applied to entities in highly inflationary economies.

Under FAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange or translation gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to non-operating expenses. The foreign exchange gain arising in 2000 of $14,343 (1999 - $21,299) resulted from the fact that the Company was in a net monetary ruble liability position during the course of the year, and the ruble devalued in both years.

3. Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and are generally considered to be a reasonable approximation of market rates. The translation of ruble denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official exchange rates as of December 31, 2000 and 1999 for one US dollar were 28.16 rubles and 27 rubles, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and deposits held on call with banks with maturity less than three months.

Trade Receivables

Trade receivables are stated net of an allowance for accounts identified as doubtful.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in first-out (FIFO) method. A reserve for obsolete inventory is created for inventory which management believes may not be fully recoverable.

Short-term Investments

The Company accounts for investments in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company determines the appropriate classification of investments at the time of purchase and re-evaluates such designation as of each balance sheet date.

Short-term investments include certain Russian government securities, bank promissory notes, commercial promissory notes and bank deposits, which were acquired for short-term purposes, and are stated at market value. Changes in the market value of short-term investments are recognized as income or expense.

3. Significant Accounting Policies (continued)

Long-term Investments

Long-term investments consist of equity securities which do not have an established market, and are carried at cost. The carrying amount of long-term investments is reduced to recognize a decline other than temporary in the value of the investments, if necessary.

Investment in Izhorskiye Zavody was accounted under the equity method during the period from September 1, 1998 through August 31, 1999, while the Holding held a 46.53% of the shares therein. The Holding's share in losses of Izhorskiye Zavody for the period from January 1, 1999 through August 31, 1999 was included in investment loss in the consolidated statement of operations for the year ended December 31, 1999 in the amount of $10,148 (Notes 4 and 5).

By June 23, 2000, Holding acquired an equity stake (33%) in Krasnoe Sormovo. Investment in Krasnoe Sormovo was accounted under the equity method during the period from June 23, 2000 through December 19, 2000, when the Holding acquired an additional 17.001% stake in Krasnoe Sormovo, bringing the investment in Krasnoe Sormovo to 50.001%. The Holding's share in Krasnoe Sormovo loss for the six months period from June 23, 2000 to December 19, 2000 amounted to $1,834 (Notes 4 and 5).

Plant and Equipment

As of the acquisition date (mid-1997), Uralmash plant and equipment was stated at its fair value being depreciated replacement cost, which was determined by independent appraisal as of December 31, 1995 (as adjusted for additions and disposals through the acquisition date). Subsequent to the initial recognition, the Company allocated the amounts of negative goodwill of $395,333 and $21,878 resulting from the acquisitions of shares in Uralmash in 1997 and 1998, respectively, against the values of Uralmash plant and equipment acquired.

Since the acquisition date (September 1, 1999), Izhorskiye Zavody plant and equipment was stated at depreciated replacement cost ($357,260) determined by independent appraisal as of December 31, 1999, reduced by the amount of impairment loss of $310,355 (Notes 5 and 9). An additional $1,015 of impairment loss was recognized during the year ended December 31, 1999.

ZSMK plant and equipment is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of $45,468 and $2,271 resulting from the acquisitions of shares in ZSMK in 1997 and 1998, respectively, against the values of its plant and equipment.

Krasnoe Sormovo plant and equipment is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of $36,372 resulting from the acquisitions of Krasnoe Sormovo shares during 2000 against the values of its plant and equipment (Notes 4 and 5).

As of December 31, 2000, there was no information available on the market value of the Company's plant and equipment because of its specialized nature and age, and because such items are rarely sold. As of that date, there was no information available that indicated the carrying value of the Company's plant and equipment was impaired.

3. Significant Accounting Policies (continued)

Plant and Equipment (continued)

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	30 years
Machinery and equipment	15 years
Vehicles	3 years
Furniture and fixtures	3 years

Maintenance costs relating to items of plant and equipment are expensed as incurred.

Pension Funds

The Company contributes to the Russian Federation state pension fund, social insurance, medical insurance fund and employment fund on behalf of its employees. The Company's contribution is 38.5% of employees' salaries and is expensed as incurred. Total amounts expensed in connection with contributions to the above funds for the years ended December 31, 2000 and 1999 were $16,114 and $9,372, respectively.

The Company has no other program or obligation for payment of post retirement benefits to its employees.

Revenue Recognition

The Company generates its revenue from the sales of goods to third party customers and the development of certain engineering documentation. Revenue is recognized, net of value added tax ("VAT"), in the period in which the goods are dispatched from the plant or the services are provided, and invoices are raised both for cash and for non-monetary transactions. Payments and goods received in exchange for future shipments are recorded as deferred revenue. Certain other taxes on the above mentioned revenues were charged at approximately 4% of revenue, and are charged to general and administrative expenses.

In September 1999, the Security and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB No. 101"), which allows public companies to recognize revenue only if the following four criteria have been met: (1) there is a persuasive evidence of an arrangement; (2) delivery has occurred or services have been rendered; (3) the seller's price is fixed or determinable; (4) collectibility is reasonably assured. The Company adopted SAB No. 101 effective January 1, 2000. The adoption of SAB No. 101 did not have a material effect on the Company's financial position or results of operation.

Long-term Contracts

Long-term contracts are accounted for under the completed contract method.

3. Significant Accounting Policies (continued)

Long-term Contracts (continued)

If a long-term contract is segregated in a number of discreet stages and if the title to equipment or service passes to the customer upon the completion of a certain stage, revenue is recognized after each stage provided (a) the goods are dispatched from the plant or the services are provided, and (b) invoices are raised. The Company recognizes revenue upon the acceptance of such stages ("elements") following the requirements of the FASB's Emerging Issues Task Force ("EITF") consensus on Issue No. 00-21 "Accounting for Multiple-Element Revenue Arrangements". Fair value allocated to each element of a multiple-element arrangement, which includes various products and/or services, approximates the values stated in the long-term contracts with buyers.

Expenses Recognition

Expenses are recognized in the period in which they are incurred. Expenses related to future periods are recognized as deferred expenses.

Compensated Absences

The costs related to compensated absences cannot be reasonably estimated and are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred. These costs totaled $494 and $216 for the years ended December 31, 2000 and 1999, respectively.

Minority Interest

Minority interest represents interests of third parties in the net assets of the Company's subsidiaries.

Research and Development Costs

Research and development costs are expensed as incurred. These costs totaled $853 and $520 for the years ended December 31, 2000 and 1999, respectively

Capital Investment Tax Deductions

Russian tax legislation allows for certain additional tax deductions related to new capital investments. These deductions are accounted for as a reduction of current taxable income in the year in which the deduction arises.

Non-monetary Transactions

As with most companies operating in Russia, a significant portion of the Company's business is conducted via non-monetary transactions related primarily to the Company's purchases of inventory and property and equipment in exchange for its products. Typically, these transactions are accounted for at the normal, open-market selling prices of the items transferred, which may include bills of exchange issued by banks and the companies.

3. Significant Accounting Policies (continued)

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of short-term and long-term investments, trade accounts receivable and other receivables. The Company limits its credit risk arising from its accounts receivable through the use of non-monetary transactions as settlement of such accounts. Although the Company normally does not require collateral, it usually obtains advances from customers before launching significant or long-term contracts. E.g., for a $40 million contract with OAO Magnitogorsk Iron Works to supply continuous casting units, the Company obtained the guarantee of the customer's bank as well as a collateral in the form of the customer's promissory notes. For a five -year $84 million contract for construction of two reactors at the Liang Yung Gang nuclear power station, the Company obtained a $24 million advance payment (Note 16).

The Company deposits available cash with several non-state owned Russian banks. The Company also maintains short-term bank deposits and keeps short-term Russian bank promissory notes. Management regularly monitors the financial status of the banks where deposits are maintained.

The Company also has corporate promissory notes, classified as short-term investments, issued mostly by regular customers having a good credit history, or related parties, for which the collectibility is reasonably assured.

The Company's production revenue for the year ended December 31, 2000 was split as follows: special steel – 32% (1999 - 43%), metallurgical equipment – 24% (1999 - 15%), mining equipment – 19% (1999 - 26%), drilling equipment – 12% (1999 - 9%), nuclear power plant equipment – 13% (1999 - 7%).

Fair Value of Financial Instruments

The fair value of financial instruments, consisting of cash, short-term investments, accounts receivable and payable, and debt instruments approximates their carrying values.

Goodwill

Goodwill is stated on the basis of cost and is amortized on a straight-line basis over 10 years. Goodwill is periodically reviewed for impairment based on the assessment of future operations to ensure that it is appropriately valued.

Negative Goodwill Arising on Acquisitions

When the cost of acquisition is less than the Company's interest in the fair values of identifiable assets assumed and liabilities acquired as at the date of the exchange transaction, the fair values of the non-current assets (specifically, plant and equipment) acquired are reduced proportionally until the excess is eliminated.

3. Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company follows the provisions of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires that plant and equipment held and used by the Company and goodwill be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Such events may include economic crises, drastic devaluations of the Russian ruble, significant changes in prices for similar equipment and other conditions. Impairment loss is recognized if the sum of the estimated undiscounted future cash flows expected to result from use of the long-lived assets and their ultimate disposition, at the subsidiary level, is less than the carrying value of such assets. Once impairment loss is expected, it is measured as the amount by which the carrying amount of plant and equipment exceeds the estimated future cash flows discounted at the asset-specific rate of return expected from the companies operating in the Russian market. This rate approximated 25% per annum as of December 31, 2000 and 1999, and is comprised of the required return on assets, country, industry and company specific risk premiums and forecasted inflation rates for a Russian ruble.

When the plant and equipment of subsidiaries acquired in a business combination accounted for using the purchase method is being tested for recoverability, the goodwill that arose in that transaction is included as part of the plant and equipment in determining recoverability. In instances where goodwill is identified with plant and equipment that are subject to an impairment loss, the carrying amount of goodwill is eliminated before making any reduction of the carrying amounts of impaired long-lived assets.

The impairment of the Company's plant and equipment amounted to $311,370 as of December 31, 1999, of which $310,355 was recognized as a reduction in the fair values of the Izhorskiye Zavody plant and equipment as of the acquisition date (September 1, 1999), and $1,015 was charged to statement of operations in 1999. Additional $71,119 representing the carrying amount of goodwill as of December 31, 1999, which arose from the acquisition of Izhorskiye Zavody in 1998 and 1999, was written off to expenses based on such impairment test. This impairment loss is a result of the financial crisis in August 1998 and poor trading conditions during 1999, which prevented the Company from fully using the production facilities at Izhorskiye Zavody.

Related Party Transactions

The Holding and its subsidiaries, as part of their normal business, entered in a number of transactions with related parties, which form part of the unconsolidated group controlled by the same individual and corporate investors and directors. Such transactions related mainly to the short-term financing of operating activities in the form of transfer of promissory notes and the trading of marketable securities and promissory notes as well as the acquisitions of equity stakes in other entities. In addition, certain entities acted as agents to receive cash on behalf of the subsidiaries (Note 8). The related party transactions during the years ended December 31, 2000 and 1999 might not have been carried at arm's length, and the promissory notes issued to or received from other related parties might be illiquid outside the unconsolidated group of entities under common control, and are solely used as a settlement instrument among such group.

3. Significant Accounting Policies (continued)

Comprehensive Income

Effective January 1, 1998, the Company adopted FAS No. 130, "Reporting Comprehensive Income". FAS No. 130 establishes comprehensive standards for the reporting and presentation of income and its components in a set of general-purpose financial statements. The Company had no other comprehensive income items to report for the years ended December 31, 2000 and 1999.

Segment Information

In June 1997, the Financial Accounting Standards Board ("FASB") issued FAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". FAS No. 131 changes the way publicly traded companies report selected segment information in annual financial statements. As the Company is not considered a public company, it will adopt the new statement effective January 1, 2001.

Current Accounting Pronouncements

In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended in June 1999. This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company will adopt the new statement effective January 1, 2001. The Company does not anticipate that the adoption of FAS No. 133 will have a significant effect on its results of operations or financial position.

In 1999 and 2000, the FASB also issued FAS No. 135, "Deferral of the Effective Date of Certain Accounting Requirements for Pension Plans and Local Governmental Units" , FAS No. 136, "Transfers of Assets Involving a Non-for-Profit Organization That Raises or Holds Contributions for Others", and FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The adoption of these standards did not have any impact on the Company's consolidated financial statements.

4. Business Combinations

Purchase of Izhorskiye Zavody

In 1998, the Holding acquired 15% of Izhorskiye Zavody for cash of $16,225, and an additional 31.53% of Izhorskiye Zavody was acquired through an issuance of shares. All shareholders of Izhorskiye Zavody received nine of the Holdings shares of common stock for each common share of Izhorskiye Zavody and two of the Holdings shares of common stock for each preferred share of Izhorskiye Zavody, for the total of 3,894,663 shares of the Holding's shares of common stock.

The consideration paid by the Holding to acquire 46.53% of Izhorskiye Zavody was valued using the current market value of the consideration including common shares of the Company at the date of the issuance. The total value of the Holding's shares exchanged approximates to $23,786. The total value of the consideration paid amounts to $40,011.

4. Business Combinations (continued)

Purchase of Izhorskiye Zavody (continued)

Since September 1, 1998, the investment in Izhorskiye Zavody had been accounted for under the equity method. To determine the results of the acquisition, net assets of Izhorskiye Zavody were valued at their fair values in accordance with Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". The total value of the acquired share of the net liabilities of Izhorskiye Zavody amounted to $40,293. The acquisition resulted in goodwill in the amount of $80,304.

In September 1999, the Holding acquired an additional 20.65% of Izhorskiye Zavody for cash of $176. September 1, 1999 was considered to be the effective date of the acquisition of Izhorskiye Zavody for accounting purposes since from that date the Holding's share in Izhorskiye Zavody exceeded 50%. Accordingly, Izhorskiye Zavody has been treated as a subsidiary since September 1, 1999 and the results of operations have been included in the consolidated statement of operations for the four month period from September 1, 1999 to December 31, 1999.

To determine the results of the acquisition accounted for as a purchase, net assets of Izhorskiye Zavody were valued at their fair values in accordance with APB Opinion No. 16, "Accounting for Business Combinations". The fair value of property and equipment at September 1, 1999 was presumed to approximate the depreciated replacement cost determined by independent appraisal as of December 31, 1999 as adjusted by movements in plant and equipment through December 31, 1999. The total value of the acquired share of the net liabilities of Izhorskiye Zavody amounted to $1,345. The acquisition resulted in goodwill of $1,521.

Purchase of Additional Shares of Uralmash and ZSMK

In 1998 the Holding continued to acquire additional shares of Uralmash and ZSMK, through issuance of shares. To remaining shareholders of Uralmash, five common shares of the Holding were offered for one common share of Uralmash, and for ZSMK shareholders ten common shares of the Holding were offered for one common share of ZSMK, for the total of 13,974,757 and 730,580 shares of the Holding's shares of common stock, respectively. As a result of the issuance the Holding acquired an additional 4.56% in Uralmash and 3.79% in ZSMK.

The consideration paid by the Holding to acquire the above-mentioned interests in Uralmash and ZSMK were valued using the current market value of the common shares of the Company at the date of the issuance. The total value of the Company's shares exchanged amounted to $4,377.

Total value of the acquired share in the net assets of Uralmash and ZSMK were $26,234 and $2,292, respectively. The acquisitions resulted in negative goodwill in the amount of $24,149, which was allocated against the value of acquired non-current assets (plant and equipment).

4. Business Combinations (continued)

Purchase of Krasnoe Sormovo

In 1998, the Holding acquired 18.68% of Krasnoe Sormovo for cash of $2,052. Through the period from May 22, 2000 to June 23, 2000 the Holding acquired additional 14.14% of shares: 4% of shares were exchanged for Pnevmostroimachina shares, with the fair value of $425, and remaining 10% of shares were purchased for $9 from OOO "Novye Vozmozhnosti", a related party. The total value of the consideration paid for 32.82% of shares amounts to $2,486.

Since June 23, 2000, the investment in Krasnoe Sormovo had been accounted for under the equity method. To determine the results of the acquisition, net assets of Krasnoe Sormovo were valued at their fair values in accordance with the Accounting Principles Board ("APB") Opinion No. 18. The carrying values were assumed to approximate their fair values. The total value of the acquired share in the net assets of Krasnoe Sormovo amounted to $28,314. The acquisition resulted in negative goodwill of $25,828, which was allocated against the value of acquired plant and equipment.

In December 2000, the Holding acquired additional 17.001% of Krasnoe Sormovo for cash of $3,078. December 19, 2000 was considered to be the effective date of the acquisition of Krasnoe Sormovo for accounting purposes since from that date the Holding's share in Krasnoe Sormovo had exceeded 50%. Accordingly, Krasnoe Sormovo has been treated as a subsidiary since December 19, 2000 and the results of operations have been included in the consolidated statement of operations for the period from December 19, 2000 through December 31, 2000.

To determine the results of the acquisition accounted for as a purchase, net assets of Krasnoe Sormovo were valued at their fair values. The fair value of property and equipment at December 19, 2000 was presumed to approximate their carrying values. The total value of the acquired share of the net assets of Krasnoe Sormovo amounted to $13,622. The acquisition resulted in negative goodwill of $10,544 which was allocated against the value of plant and equipment acquired.

5. Acquisitions of Izhorskiye Zavody and Krasnoe Sormovo

During 1999 the Holding acquired additional 20.65% to obtain a controlling stake in Izhorskiye Zavody. The fair values of assets acquired and liabilities assumed were as follows as of the acquisition date:

	September 1, 1999
Cash	$ 348
Trade receivables	16,758
Inventories	45,311
Taxes receivable	6,418
Other current assets	19,944
Long-term investments	5,847
Plant and equipment, net of impairment of $310,355	46,905
Trade payables	(42,053)
Payroll and related obligations	(41,464)
Deferred revenues	(18,122)
Taxes payable	(39,724)
Short-term debt	(489)
Other payables	(3,871)
Long-term debt	(2,322)
Net liabilities as of the acquisition date	**$ (6,514)**
Minority interest @ 32.82% as of September 1, 1999	(2,138)
Share in net assets previously owned by the Holding, 46.53%	(3,031)
Net liabilities acquired	**$ (1,345)**
Consideration paid by the Holding	176
Goodwill	**$ 1,521**

Impact of the acquisition on the consolidated statement of cash flows for the year ended December 31, 1999:

Cash paid by the Holding	$ 176
Less cash of Izhorskiye Zavody	(348)
Cash flows on acquisition, net of cash acquired	**$ (172)**

5. Acquisitions of Izhorskiye Zavody and Krasnoe Sormovo (continued)

On December 19, 2000, the Holding acquired additional 17.001% to obtain a controlling stake in Krasnoe Sormovo. The fair value of assets acquired and liabilities assumed were as follows as of the acquisition date:

	December 19, 2000
Cash	$ 1,867
Trade receivables	1,452
Inventories	16,606
Taxes receivable	661
Other current assets	21,317
Long-term investments	260
Plant and equipment, net as of December 19, 2000	47,567
Trade payables	(1,884)
Payroll and related obligations	(553)
Deferred revenues	(6,165)
Taxes payable	(261)
Other payables	(740)
Net assets as of the acquisition date	**$ 80,127**
Minority interest @ 49.999% as of December 19, 2000	(40,063)
Share in net assets previously owned by the Holding, 33%	26,442
Net assets acquired	**$ 13,622**
Consideration paid by the Holding	3,078
Negative goodwill	**$ (10,544)**

Impact of the acquisition on the consolidated statement of cash flows for the year ended December 31, 2000:

Cash paid by the Holding	$ 3,078
Less cash of Krasnoe Sormovo	(1,867)
Cash flows on acquisition, net of cash acquired	**$ (1,211)**

6. Short-term Investments

Short term investments consist of the following:

	December 31, 2000	December 31, 1999
Bank deposits	$ 17,644	$ –
Corporate promissory notes	23,446	6,919
Bank promissory notes	10,257	162
Trading securities	2,019	–
	$ 53,366	$ 7,081

Bank deposits consist mainly of deposits with Sberbank, a Russian government owned bank, of $16,523 with various maturity dates throughout 2001. Such bank deposits bear interest from 4.6% to 7.7% on US dollar denominated deposits and from 10% to 13% on ruble denominated deposits.

Included in bank promissory notes as of December 31, 2000 were promissory notes of Alfabank for $8,523 and Sberbank for $1,578. Bank promissory notes also include notes issued by Promtorgbank, a related party, of $156 and $162 as of December 31, 2000 and 1999, respectively.

Trading securities consist mainly of Russian Federal loan bonds ("OFZ"), which are frequently traded by the Company and are stated at their quoted market value.

7. Trade Accounts Receivable

Trade accounts receivable consist of the following:

	December 31, 2000	December 31, 1999
Trade accounts receivable	$ 48,759	$ 43,936
Reserve for doubtful accounts	(12,747)	(13,878)
	$ 36,012	$ 30,058

As of December 31, 1999, $4,444 of trade accounts receivable were pledged for a loan with Promtorgbank. As of December 31, 2000, $433 of accounts receivable were restricted for use by the St. Petersburg tax authorities.

8. Related Party Transactions

During 2000 and 1999, the Company had significant transactions with the following of its shareholders, all of which are incorporated in Russia (Note 3):

- ZAO Promtorgbank ("Promtorgbank")
- OAO Industrial Group NIPEK-Bioprocess
- ZAO Neftyanoi Investitsionnyi Dom
- ZAO Almaz Marketing
- OOO Novye Vozmozhnosti

During 2000, the Company purchased 10% of Krasnoe Sormovo shares for $9 from Novye Vozmozhnosti and 4.1% from Neftyanoi Investitsionnyi Dom for $984.

Below is the summary of all related party balances as of December 31, 2000 and 1999, which arose from the transactions described in Notes 3, 4 and 8.

Amounts due from related parties consisted of the following as of December 31:

	2000	1999
Promtorgbank	$ 13,361	$ –
ZAO Neftyanoi Investitsionnyi Dom	–	1,481
Total due from related parties	$ 13,361	$ 1,481

As of December 31, 1999, amounts due from ZAO Neftyanoi Investitsionnyi Dom were promissory notes in the total amount of $1,481 received in exchange for cash. As of December 31, 2000, a receivable from Promtorgbank consisted of $5,920 of short-term loans issued thereto maturing throughout 2001, and $7,441 of Promtorgbank promissory notes.

Amounts due to related parties consisted mainly of promissory notes issued by the Company and held by the following related parties and loans with Promtorgbank as of December 31:

	2000	1999
Promtorgbank	$ 12,064	$ 431
OAO Industrial Group NIPEK-Bioprocess	592	–
ZAO Almaz Marketing	453	–
ZAO Neftyanoi Investitsionnyi Dom	40	–
Total due to related parties	$ 13,149	$ 431

Included in payable to Promtorgbank as of December 31, 2000 were promissory notes of the Company for $722 and $11,342 of short-tem borrowings. In February 1999, Uralmash obtained a loan with Promtorgbank, which was partly repaid during 2000. The outstanding balance as of December 31, 2000 was $142. The loan is pledged by certain machinery and equipment for the total amount of $228. In 2000, Uralmash obtained another loan with Promtorgbank of $698. The loan bears interest rate of the CBR refinancing rate plus 3% per annum (28% as of December 31, 2000) and is pledged by certain machinery and equipment for the total amount of $4,897.

8. Related Party Transactions (continued)

As of December 31, 2000, ZAO "Trading Company-Izhorskiye Zavody" had a number of outstanding loans with Promtorgbank in the total amount of $10,502. These Promtorgbank loans are both ruble and dollar denominated and bear interest from 14% to 24% per annum. $9,242 of the Promtorgbank loans was repaid by March 25, 2001. The remaining portion of the loan, $1,260, matures on December 25, 2001. These Promtorgbank loans are pledged by certain assets of Izhorskiye Zavody for the total amount of $16,664 and are guaranteed by Izhorskiye Zavody.

Amounts due from related parties, long-term, consist of the following:

	December 31, 2000	December 31, 1999
Promtorgbank – trust fund, including interest	$ **12,030**	$ –
Promtorgbank – long-term loans	**6,428**	–
Total due from related parties	$ **18,458**	$ –

Included in other non-current assets as of December 31, 2000 are $6,428 of long-term loans issued to Promtorgbank. The loan is denominated in rubles, matures on August 3, 2003 and bears interest of 5% p.a.

Trust fund represents cash deposited by the Holding in Promtorgbank for a period of 5 years starting April 5, 2000. Trust fund bears interest at a rate of 10% per annum, which is payable by Promtorgbank upon the repayment of the principal. As of December 31, 2000, the principal and accrued interest amounted to $10,899 and $1,131, respectively.

9. Inventories

Inventories consist of the following:

	December 31, 2000	December 31, 1999
Materials	$ **49,289**	$ 36,461
Work-in-process	**83,935**	46,340
Finished goods	**28,549**	22,887
Total inventories, at cost	**161,773**	105,688
Provision for obsolete inventory	**(27,851)**	(25,045)
	$ **133,922**	$ 80,643

As of December 31, 1999, $422 of raw materials were pledged for a loan with Bank Gubernskiy. As of December 31, 2000, $484 of raw materials were restricted for use by the St. Petersburg tax authorities.

10. Plant and Equipment

Plant and equipment consist of the following:

	Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Equipment under Construction	Total
Net book value as of January 1, 1999	$ 95,566	$ 44,635	$ 370	$ 201	$ 6,001	$ 146,773
Additions	353	7,304	191	384	896	9,128
Disposals	(892)	(1,708)	(12)	(7)	(74)	(2,693)
Depreciation charge for the year	(7,220)	(12,607)	(302)	(149)	-	(20,278)
Plant and equipment of Izhorskiye Zavody acquired on September 1, 1999	20,496	22,234	572	561	3,042	46,905
Impairment of plant and equipment as of December 31, 1999	(427)	(486)	(11)	(18)	(73)	(1,015)
Net book value as of December 31, 1999	$107,876	$ 59,372	$ 808	$ 972	$ 9,792	$ 178,820
Additions	2,454	7,673	439	2,452	3,108	16,126
Disposals	(2,621)	(3,159)	(24)	(35)	(163)	(6,002)
Depreciation charge for the year	(7,894)	(11,635)	(426)	(716)	-	(20,671)
Reserve for obsolete equipment under construction	-	-	-	-	(2,615)	(2,615)
Plant and equipment of Krasnoe Sormovo acquired on December 19, 2000	6,269	4,723	255	5	37	11,289
Net book value as of December 31, 2000	**$106,084**	**$ 56,974**	**$ 1,052**	**$ 2,678**	**$ 10,159**	**$ 176,947**

In 2000, management of the Company engaged independent appraisers to undertake a valuation of Izhorskiye Zavody plant and equipment as of December 31, 1999. The results of this valuation were used in the calculation of goodwill arising on the acquisition of additional 20.65% shares in Izhorskiye Zavody in September 1999, and were recorded as of that date, net of impairment loss of $310,355.

As of December 31, 1999, the Company recorded a $72,134 impairment loss, specifically related to the Izhorskiye Zavody plant and equipment and goodwill arising on the acquisition of Izhorskiye Zavody in the amounts of $1,015 and $71,119, respectively, representing the difference between the estimated recoverable amount and depreciated replacement cost as of that date.

$5,126 and $13,361 of Uralmash machinery and equipment were pledged for the loans with Promtorgbank as of December 31, 2000 and 1999, respectively.

$8,056 and $7,987 of depreciation charge for the years ended December 31, 2000 and 1999 was included in the cost of inventories (work-in-process and finished goods) as of December 31, 2000 and 1999, respectively.

11. Long-term Investments

Long-term investments consist of the following:

	December 31,			
	2000		1999	
	% of ownership	Amount	% of ownership	Amount
OAO NPO Burovaya Technika	**45.10%**	**$ 1,161**	33.99%	$ 1,112
OAO Volgograd Plant of Burovaya Technika	**3.20%**	**235**	19.65%	1,434
OAO Krasnoe Sormovo	–	–	18.68%	2,052
ZAO Transkat	**15.00%**	**3,004**	15.00%	3,004
Other	–	**4,088**	–	3,789
	–	**$ 8,488**	–	$ 11,391

The fair value of the Holding's investment in OAO Krasnoe Sormovo as of December 31, 1999 approximated its cost. Subsequent to December 19, 2000, Krasnoe Sormovo has been accounted for under the full consolidation method.

No information was available on the fair values of the Company's investments in other entities as of December 31, 2000 and 1999.

The non-application of equity method for OAO NPO Burovaya Technika and certain minor equity investments included in the "Other" line does not have a material impact on the Company's financial position or results of its operations.

12. Deferred Revenues

Deferred revenues represent advances from customers and consist of the following:

	December 31,	
	2000	1999
Kremikovitsi (government financing)	**$ 34,939**	$ 34,939
OAO Surgutneftegaz	**35,393**	–
Nizhniy-Tagil Iron Works	**5,080**	–
Newsproject	**4,777**	–
OFO Slavneft	**3,541**	–
NTC Energonasos ZKBM	**3,082**	1,693
OAO Sibneft	**2,519**	–
OOO Softcar	–	2,315
Other	**67,186**	38,811
	$ 156,517	$ 77,758

In 1994, Uralmash and Kremikovtsi (Bulgaria) signed an agreement for deliveries of metallurgical equipment for the total amount of $52,000. 70% of the deliveries are effected as a redemption of a debt of the Russian Federation to the Republic of Bulgaria. Therefore, the Ministry of Finance of the Russian Federation is responsible for 70% of the revenues. In 1997, the financing ceased due to disagreements between the parties. Through December 31, 2000 and 1999, the Ministry of Finance had paid $34,939. The remaining balance to be paid was $1,464. An inventory reserve amounting to $4,732 was created.

12. Deferred Revenues (continued)

The Company has conducted regular negotiations with the representatives of the governments of Russia and Bulgaria. The parties agreed to reconsider the terms of the agreement. An inter-governmental agreement was reached with a prolongation of the delivery dates until December 31, 1999, however no ultimate resolution of the issue has been achieved as of December 31, 2000. The amount paid to date by the Ministry of Finance of the Russian Federation has been treated as deferred revenue until the products are physically delivered and accepted by the customer, i.e. the revenue earning process is complete.

The position "Other" includes miscellaneous customer advances for future supplies of products or services which are individually lower than $2,000.

13. Income Taxes

The Russian Federation was the only tax jurisdiction in which the Company's income was subject to taxation. On March 31, 1999, the Profits Tax Law was amended to enact a change in the statutory tax rate from 35% (33% as established locally for Izhorskiye Zavody) to 30% effective April 1, 1999.

The income tax (provision) benefit consisted of the following for the years ended December 31:

	December 31, 2000	December 31, 1999
Current tax expense	**$ 2,137**	$ 916
Deferred tax expense (benefit)	**1,390**	(1,254)
	$ 3,527	$ (338)

13. Income Taxes (continued)

A reconciliation between the income tax expense computed by applying the 30% (35% in 1st quarter 1999 for all subsidiaries except for Izhorskiye Zavody, for which 33% was applied) statutory tax rate to the loss before income taxes presented in the accompanying financial statements to the income tax expense reported in the financial statements is as follows:

	2000	1999
Income tax expense (benefit) computed on income (loss) before income taxes at statutory tax rates	**$ 1,530**	$ (45,425)
Tax effect of permanent differences:		
Effect of foreign exchange differences	**(4,303)**	(6,390)
Non-deductible expenses	**1,275**	3,777
Non-deductible provisions	**5,244**	10,629
Disallowed tax loss on disposals of plant and equipment	**–**	3,152
Disallowed loss from equity investments	**550**	5,631
Write-off of goodwill	**–**	21,336
Effect of exchange rate differences in expenses translation	**5,359**	9,011
Non-taxable gain from sale of Mill 5000	**(4,397)**	–
Non-taxable gain from the release of tax penalties	**(4,485)**	–
Other permanent differences	**2,709**	3,412
Effect of changes in tax rate	**(4,139)**	75
Temporary differences not recognized as measured by the change in the valuation allowance during the year	**4,184**	(5,546)
Income tax expense (benefit) reported in the accompanying financial statements	**$ 3,527**	$ (338)

As of the acquisition date (September 1, 1999), deferred tax assets of Izhorskiye Zavody amounted to $0, net of valuation allowance of $29,947. As of the acquisition date (December 19, 2000), deferred tax assets and liabilities of Krasnoe Sormovo amounted to $541 and ($541), respectively.

On August 5, 2000, the Profits tax law was amended again to allow local authorities to increase the statutory tax rate by up to 5%. On November 29, 2000, the authorities of Moscow enacted an increase in the statutory tax rate from 30% to 35% effective January 1, 2001. Similar acts were passed by the other cities where the Company's subsidiaries are located.

13. Income Taxes (continued)

The deferred tax balances were calculated by applying the statutory tax rates (35% and 30% as at December 31, 2000 and 1999, respectively) in effect at the balance sheet dates to the temporary differences between the tax basis of assets and liabilities and the amounts reported in the accompanying financial statements at December 31, and are comprised of the following:

	2000	1999
Deferred tax assets (liabilities) - current:		
Revenue recognition difference	**$ (2,938)**	$ (3,811)
Other	**–**	1,868
Total deferred tax liabilities	**(2,938)**	(1,943)
Valuation allowance for deferred tax assets	**–**	–
	$ (2,938)	$ (1,943)
Deferred tax assets - non-current:		
Plant and equipment	**$ 22,748**	$ 23,432
Tax loss carry-forward	**1,715**	2,503
Other	**7,843**	2,187
Total deferred tax assets	**32,306**	28,122
Valuation allowance for deferred tax assets	**(32,306)**	(28,122)
	$ –	$ –
Deferred tax liabilities – non-current:		
Interest accruals on trust fund	**$ (395)**	$ –
	$ (395)	$ –

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the deferred tax assets that are not likely to be realized.

Net statutory operating loss incurred by Izhorskiye Zavody in 1998 can be carried forward five years.

14. Taxes Payable

Taxes payable consist of the following:

	December 31, 2000	1999
Tax penalties	$ 31,652	$ 29,478
VAT	28,644	16,738
Road users' tax	7,596	4,031
Withholding personal income tax	3,085	2,085
Income tax	1,624	1,615
Assets tax	2,404	1,729
Other taxes	2,201	3,116
	$ 77,206	$ 58,792
Less long-term portion	24,968	7,480
Taxes payable, current portion	$ 52,238	$ 51,312

On March 10, 2000, Izhorskiye Zavody signed a restructuring agreement with the state budget to repay its overdue taxes of $4,074 during the period of 2000-2006, and tax penalties of $3,515 during the period of 2006-2010. These restructured tax obligations bear interest at one tenth of the CBR refinancing rate (approximately 55% per annum as of the restructuring date).Through December 31, 2000 Izhorskiye Zavody paid $417 of overdue taxes.

On September 18, 2000, Uralmash signed a restructuring agreement with the Federal and local budgets to repay its overdue taxes of $14,460 during the period of 2001-2010, and tax penalties of $9,064 during the period of 2001-2010. These restructured tax obligations bear interest at one tenth of the refinancing rate (approximately 28% per annum as of the restructuring date). Through December 31, 2000 Uralmash paid $538 of overdue taxes.

Aggregate maturities of taxes payable as of December 31, 2000 are as follows:

2001	$ 52,238
2002	2,760
2003	2,760
2004	2,760
2005	2,760
Thereafter	13,928
	$ 77,206

Pursuant to the statutory legislation on restructuring, tax penalties might be fully or partially forgiven by the government if Izhorskiye Zavody and Uralmash make their payments under the restructuring agreements ahead of the schedule above: half of the penalties will be forgiven if the subsidiaries repay 50% of the principal due within two years; and the entire amount of penalties due will be released if the subsidiaries repay 100% of the principal due within four years.

15. Short-term Borrowings

Short-term borrowings consist of the following:

	December 31, 2000	December 31, 1999
Alfa-Bank	$ **6,000**	$ 2,963
Probusinessbank	**5,327**	–
Bank Gubernskiy	–	1,667
Other	**591**	449
	$ **11,918**	$ 5,079

The loan with the commercial Bank Gubernskiy was issued in January 1998. The loan was denominated in rubles and bore interest at a rate of 63% per annum. In 1999, the loan was converted into a US dollar denominated loan, bearing interest at a rate of 15% per annum, and was repaid in December 1999. In November 1999, the Company obtained a rouble-denominated credit facility in the amount of $1,850, which bore interest at a rate of 55% per annum. This loan was repaid by June 2000. The loan was pledged by inventory for the amount of $422 as of December 31, 1999.

As of December 31, 2000, Uralmash had an outstanding loan from Probusinessbank of $5,237. The loan bears interest at the CBR refinancing rate plus 3% per annum (28% as of December 31, 2000).

As of December 31, 2000 and 1999, ZAO Trading Company-Izhorskiye Zavody had outstanding loans with Alfa-Bank in the amount of $6,000 and $2,963, respectively. The 1999 Alfa-Bank loan was denominated in rubles and bore interest at 60% per annum. It was fully repaid on January 6, 2000. The 2000 Alfa-Bank loan was denominated in US dollars and bore interest at a rate of 14-16% per annum. It was fully repaid in 2001.

16. Trade Accounts Payable and Deferred Revenue, Long-term

Trade accounts payable and deferred revenue, long-term consist of the following:

	December 31, 2000	December 31, 1999
Atomstroyexport	$ **24,310**	$ 12,885
Lentransgaz	**5,597**	9,594
Mezhregiongaz	–	5,315
Vodokanal St. Petersburg	–	2,046
	29,907	29,840
Less current portion	**(2,042)**	(6,132)
	$ **27,865**	$ 23,708

As part of the restructuring plan, Izhorskiye Zavody signed restructuring agreements with Lentransgaz, Mezhregiongaz and Vodokanal St. Petersburg to repay its accounts payable in installments through 2002-2003.

16. Trade Accounts Payable and Deferred Revenue, Long-term (continued)

As of December 31, 1999, Izhorskiye Zavody had notes payable to Lentransgaz in the amount of $9,594 for the supplies of gas. The notes are ruble-denominated and interest-free. $6,667 of such notes are payable through supplies of finished goods manufactured by Izhorskiye Zavody through December 31, 2003, with the remaining balance payable in cash over the same period. As of December 31, 2000 and 1999, the current portion of the note was $1,772 and 4,038, respectively.

Notes payable to Mezhregiongaz and Vodokanal St. Petersburg issued in 1999 were ruble-denominated, interest-free, and were subject to repayment through supplies of finished goods manufactured by Izhorskiye Zavody through January-December 2002. In 2000, Izhorskiye Zavody repaid the main portion of such notes in cash. As of December 31, 2000, the remaining $213 of notes payable to Mezhregiongaz were included in current trade accounts payable.

In 1999, the Company entered into a long-term agreement with ZAO Atomstoyexport for the construction of Liang Yung Gang nuclear power plant in China for the total amount of $83,760. As of December 31, 2000, the Company received customer advances of $24,310 under this agreement, which are not expected to result in revenues until after December 31, 2002.

Aggregate maturities of trade accounts payable, long-term as of December 31, 2000 are as follows: 2001 - $4,022, 2002 - $1,773, 2003 - $23,842.

17. Long-term Debt

Long-term debt consists of the following:

	December 31,	
	2000	**1999**
Rurkela (Ministry of Finance)	$ **2,639**	$ 2,610
Bhilai (Ministry of Finance)	**1,312**	1,298
Vnesheconombank	–	2,323
Other	–	211
	3,951	6,442
Less current portion	**(2,544)**	(4,016)
	$ **1,407**	$ 2,426

In May 1993 Uralmash obtained a loan from the Ministry of Finance of the Russian Federation for delivery of equipment for the plant in Rurkela, India under an agreement between Uralmash and Steel Authority of India, Ltd. The loan bears interest at 10% annually. The repayment of the loan should be effected in full by July 2005. The loan is secured by the rights to receive under an agreement between Uralmash and Steel Authority of India, Ltd. on delivery of equipment to Rurkela Metallurgical Plant in India. Moreover, the Ministry of Finance can withhold from Uralmash's bank accounts the amount of indebtedness, or the Company's assets in the outstanding amount.

17. Long-term Debt (continued)

In November 1993 Uralmash obtained a loan from the Ministry of Finance of the Russian Federation for delivery of equipment to Bhilai Metallurgical Plant in India. The loan bears interest at 12% annually. The repayment of the loan was to be effected in full by April 1995. Due to this fact the outstanding balance is shown as current portion of long-term debt. The loan is secured by the rights to receive payments under an agreement between Uralmash and Tyazhpromexport on delivery of equipment to Bhilai Metallurgical Plant.

Moreover, the Ministry of Finance of the Russian Federation can withhold from Uralmash's account the amount of indebtedness, or the Company's assets in the outstanding amount. No action has been taken by the Ministry of Finance of the Russian Federation to obtain immediate repayment.

As of December 31, 1999, Izhorskiye Zavody had an outstanding loan from Vnesheconombank (Russian Federation) in the total amount of $3,969, repayable in installments through June 30, 2001. Of this, $1,848 represents the current portion of the principal, $475 is the long-term portion, and $1,646 is the accrued interest payable. The loan bears interest at 9.8% annually. The loan was drawn down in 1990 for the purposes of purchasing equipment. Due to its poor financial position Izhorskiye Zavody was unable to repay the loan within the originally stipulated terms. As of August 19, 1998, the parties reached an amicable agreement as to the amount to be repaid and the terms of repayment. According to such terms, Izhorskiye Zavody had to repay $1,147 until December 31, 1999. Izhorskye Zavody failed to respect these terms.

In July 2000, Vnesheconombank concluded an agreement with Promtorgbank according to which the right to claim the loan from Izhorskiye Zavody was transferred to Promtorgbank. All credit terms of the initial loan agreement remained unaltered. The loan was fully repaid in 2001.

Aggregate maturities of long-term debt as of December 31, 2000 are as follows: 2001 - $2,544, 2002 - $352, 2003 - $352, 2004 - $352, 2005- $351.

18. Minority Interest

Minority interest consists of the following:

As of December 31, 1998	$ 185,852
Acquisition of Izhorskiye Zavody	(1,268)
Minority interest in net losses of subsidiaries	(19,033)
As of December 31, 1999	165,551
Acquisition of Krasnoe Sormovo	40,281
Minority interest in net income of subsidiaries	1,234
As of December 31, 2000	**$ 207,066**

19. Shareholders' Deficiency

The Company's original charter provided for 2,830,000 shares of authorized 100 ruble par value common stock. Subsequently, the Board of Directors has authorized the issue of additional charter capital of 9,420,000 shares of common stock in April 1997, 2,750,000 shares of cumulative preferred stock in May 1997, and 4,500,000 shares of common stock in June 1997. On May 27, 1998 the Company additionally issued 18,600,000 shares of common stock with par value of 0.1 ruble. All new issued stock was used by the Company for acquisition of its subsidiaries (see Note 5).

The shares of cumulative preferred stock do not have a voting right, except for certain issues pertaining to the liquidation or reorganization of the Company or changes in the charter documents, earn dividends at 12% per annum, and have a liquidation value of 0.1 ruble per share.

As of December 31, 1999, the Company's authorized charter capital consisted of 36,250,000 shares of common stock and 2,750,000 shares of cumulative preferred stock with par value of 0.1 ruble per share, of which 35,350,000 and 2,750,000, respectively, were issued and outstanding at that date.

In August 2000, the Company additionally authorized 30,000,000 shares of common stock for future issuances.

In February 1998, the Company converted 12.2% of shares of its common stock to Global Depositary Receipts and American Depositary Receipts for trading on international stock markets. As of December 31, 2000 and 1999, Global and American Depositary Receipts amounted to 8,157,133 (23.08% of shares of its common stock) and 6,920,838 (19.6% shares of common stock), respectively.

In accordance with Russian legislation, the Company can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends are subject to a 15% withholding tax which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

20. Gain on Sale of Mill 5000

In April 2000, Izhorskiye Zavody sold a unique Mill 5000 facility, at carrying value of $5,274, to Severstal plant for $19,930. The realized gain on the sale of Mill 5000 is a result of a presumably better utilization of the facility by Severstal plant, which, by management's estimate, would result in annual savings of approximately $1,000 to be realized by Izhorskiye Zavody during the period when the Company will outsource the pipes manufactured at this facility.

21. Gain on Release from Tax Penalties

Prior to September 1, 1999, Izhorskiye Zavody recorded a $15,594 accrual related to tax penalties in respect to road-users' (non-income based) tax and pension funds levied by the St. Petersburg tax authorities.

In the course of 2000, various clarifications from regulatory bodies confirmed that the additional social fund accruals assessed by the tax authorities had been levied in the violation to the then current tax and pension fund laws. Whereas Part One of the Tax Code of the Russian Federation, which covered the period under dispute, from January 1, 1999 through August 18, 1999, confirmed the Company's position, Izhorskiye Zavody filed an appeal with the St. Petersburg Arbitration Court, and the Company's lawyers assessed the likelihood of a positive outcome as very high. In 2000, Izhorskiye Zavody also filed an appeal in regards to the penalties on road-users' tax of $3,780. As of December 31, 2000, the likelihood of a positive outcome of the legal action with the St. Petersburg tax authorities was assessed as possible rather than probable.

Subsequent to December 31, 2000, the decision of the St. Petersburg Arbitration Court of May 28, 2001 ruled that the Company be released from the accrued pension fund penalties. In addition, during the period from April 28, 2001 to May 24, 2001, the St. Petersburg Arbitration Court passed several verdicts in the Company's favor and released it from penalties for non-timely payment of road-users' tax. Consequently, the Company reversed contingent loss accruals made in 1999 of $11,172 and $3,780 on the release from pension fund and road-users' tax penalties, respectively, in the year ended December 31, 2000.

22. Tax penalties

Tax penalty expense in the year ended December 31, 1999 consisted of penalties assessed by the Ekaterinburg tax authorities mainly for the Uralmash's non-timely payment of the following taxes: $4,051 in regards to pension fund, $2,426 - income tax, $4,775 - VAT and $1,483 - other taxes. Based on the agreement between Uralmash and the Pension Fund of May 11, 2000, no additional tax penalties would be accrued in 2000, should the Company timely pay pension funds in 2000. In September 2000, a new restructuring agreement for between Uralmash and the budget was effected (Note 14).

Tax penalty expense in the year ended December 31, 2000 consisted of penalties assessed by the St. Petersburg tax authorities for Izhorskiye Zavody's non-timely payment of the following taxes: $2,460 - personal income tax, $1,748 – payroll fund related taxes, $1,242 – VAT, $1,334 – road user's tax and $1,215 – other taxes.

23. Commitments and Contingencies

The Russian economy displays emerging market characteristics. These characteristics include high inflation, lack of liquidity in the capital markets, and the existence of currency controls which causes the national currency to be illiquid outside of the Russian Federation. The success and stability of the Russian Federation's economy may be significantly impacted by the government's actions with regard to supervisory, legal, and economic reforms.

23. Commitments and Contingencies (continued)

The taxation system in Russia is evolving as the central Government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2000 and previous years, which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities, and between the Central Bank and Ministry of Finance are not unusual. The Company organizes its commercial activities to minimize its tax liabilities.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Company has accrued tax liabilities based on management's best estimate.

As of December 31, 2000, the Company does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

The Company may be subject to loss contingencies pursuant to Russian national and regional environmental claims that may arise from past and current operations. As Russian laws and regulations evolve concerning environmental assessments and cleanups, the Company may incur future costs, the amount of which is currently indeterminable due to such factors as the current state of the Russian regulatory process, the ultimate determination of responsible parties associated with these costs and the Russian government's assessment of respective parties' ability to pay for these costs related to environmental reclamation.

The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's ability to continue operations. The Company does not believe that these contingencies as related to its operations, are any more significant than those of similar enterprises in Russia

The tax authorities have imposed restrictions on the Company's access to its bank accounts. The Company has therefore introduced a system where they still have access to cash. The effects of this system have been reflected in the accompanying consolidated financial statements.

24. Subsequent Events (unaudited)

In April 2001, the Holding issued 280,000 bonds with a nominal value of 1000 rubles per bond. The bonds mature 720 days from the issuance date (April 12, 2001). The entire bond issue was purchased by OOO "Russian Funds", an underwriter, for $9,528. The bonds will be traded on Moscow Interbank Currency Exchange. The bonds bear interest at 18% per annum with the interest payable twice a year. Izhorskiye Zavody guaranteed the Holding's repayment of the issued bonds.

24. Subsequent Events (unaudited) (continued)

In 2001, the Company obtained, at no cost, an option to purchase 70% of the Romania-based plant UPET for $4,000 before December 31, 2001. The acquisition has not been finalized through April 28, 2001, pending an authorization for the registration with the CBR.

As part of its efforts to spin off certain non-core product lines, in April 2001, the Company transferred certain tube production equipment of $1,612 at fair value as a 100% capital contribution to a newly organized legal entity, OOO "Tube Works". The fair value of the equipment transferred was assessed by a local appraiser, and no material gains or losses were realized on this transfer. The sale of OOO "Tube Works" has not occurred through April 28, 2001.

Subsequent to December 31, 2000, the St. Petersburg tax authorities arrested $1,926 of the Izhorskiye Zavody accounts receivable and $577 of short-term promissory notes and inventories, to require payments of the current taxes due by Izhorskiye Zavody. The management believes that no losses will ultimately be incurred because of this arrest.

Subsequent to December 31, 2000, the Company additionally acquired 9.99% of OAO NPO Burovaya Technika shares bringing the investment in OAO NPO Burovaya Technika to 55.09%.